Exhibit 99.3

Cameco Corporation

2021 condensed consolidated interim financial statements

(unaudited)

July 27, 2021

Cameco Corporation

Consolidated statements of earnings

(Unaudited)		Three months ended		Six months ended
($Cdn thousands, except per share amounts)	Note	Jun 30/21	Jun 30/20	Jun 30/21	Jun 30/20
Revenue from products and services	10	$359,205	$525,294	$649,221	$870,846
Cost of products and services sold		307,419	490,354	587,881	745,862
Depreciation and amortization		39,778	49,015	89,136	103,621

Cost of sales	18	347,197	539,369	677,017	849,483

Gross profit (loss)		12,008	(14,075)	(27,796)	21,363
Administration		39,762	35,947	50,961	69,658
Exploration		1,739	2,095	3,053	6,397
Research and development		3,112	421	3,591	1,175
Other operating expense (income)	8	5,578	22,902	(16,207)	16,900
Gain on disposal of assets		(2)	(33)	(3)	(49)

Loss from operations		(38,181)	(75,407)	(69,191)	(72,718)
Finance costs	11	(19,966)	(16,975)	(37,647)	(35,912)
Gain (loss) on derivatives	17	14,554	39,736	23,260	(25,610)
Finance income		2,497	2,346	3,775	8,152
Share of earnings from equity-accounted investee	6	1,586	640	22,203	14,618
Other income (expense)	12	(2,233)	(17,436)	8,873	31,625

Loss before income taxes		(41,743)	(67,096)	(48,727)	(79,845)
Income tax recovery	13	(4,970)	(14,100)	(7,001)	(7,600)

Net loss		(36,773)	(52,996)	(41,726)	(72,245)

Net earnings (loss) attributable to:
Equity holders		$(36,759)	$(53,002)	$(41,688)	$(72,226)
Non-controlling interest		(14)	6	(38)	(19)

Net loss		$(36,773)	$(52,996)	$(41,726)	$(72,245)

Loss per common share attributable to equity holders:
Basic	14	$(0.09)	$(0.13)	$(0.10)	$(0.18)

Diluted	14	$(0.09)	$(0.13)	$(0.10)	$(0.18)

See accompanying notes to condensed consolidated interim financial statements.

Cameco Corporation

Consolidated statements of comprehensive earnings

(Unaudited)	Three months ended		Six months ended
($Cdn thousands)	Jun 30/21	Jun 30/20	Jun 30/21	Jun 30/20
Net loss	$(36,773)	$(52,996)	$(41,726)	$(72,245)
Other comprehensive income (loss), net of taxes
Items that will not be reclassified to net earnings:
Equity investments at FVOCI - net change in fair value[1]	6,120	3,301	22,209	(1,414)
Items that are or may be reclassified to net earnings:
Exchange differences on translation of foreign operations	(8,802)	56,283	(17,912)	(5,059)

Other comprehensive income (loss), net of taxes	(2,682)	59,584	4,297	(6,473)

Total comprehensive income (loss)	$(39,455)	$6,588	(37,429)	(78,718)

Other comprehensive income (loss) attributable to:
Equity holders	$(2,679)	$59,593	$4,302	$(6,483)
Non-controlling interest	(3)	(9)	(5)	10

Other comprehensive income (loss)	$(2,682)	$59,584	$4,297	$(6,473)

Total comprehensive income (loss) attributable to:
Equity holders	$(39,438)	$6,591	$(37,386)	$(78,709)
Non-controlling interest	(17)	(3)	(43)	(9)

Total comprehensive income (loss)	$(39,455)	$6,588	$(37,429)	$(78,718)

[1]	Net of tax (Q2 2021 - $(816); Q2 2020 - $(449); 2021 - $(3,267); 2020 - $197)

See accompanying notes to condensed consolidated interim financial statements.

Cameco Corporation

Consolidated statements of financial position

(Unaudited)		As at
($Cdn thousands)	Note	Jun 30/21	Dec 31/20
Assets
Current assets
Cash and cash equivalents		$1,057,682	$918,382
Short-term investments		117,919	24,985
Accounts receivable		216,076	204,980
Current tax assets		7,354	8,184
Inventories	4	506,740	680,369
Supplies and prepaid expenses		100,598	89,428
Current portion of long-term receivables, investments and other	5	39,385	18,716

Total current assets		2,045,754	1,945,044

Property, plant and equipment		3,618,136	3,771,557
Intangible assets		53,300	55,822
Long-term receivables, investments and other	5	598,740	652,042
Investment in equity-accounted investee	6	185,917	219,688
Deferred tax assets		940,079	936,678

Total non-current assets		5,396,172	5,635,787

Total assets		$7,441,926	$7,580,831

Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities		210,649	233,649
Current tax liabilities		1,044	1,480
Current portion of other liabilities	7	7,389	26,119
Current portion of provisions	8	38,435	42,535

Total current liabilities		257,517	303,783

Long-term debt		995,889	995,541
Other liabilities	7	185,229	166,559
Provisions	8	1,064,673	1,156,387

Total non-current liabilities		2,245,791	2,318,487

Shareholders’ equity
Share capital	9	1,895,237	1,869,710
Contributed surplus		229,312	237,358
Retained earnings		2,727,958	2,735,830
Other components of equity		85,948	115,457

Total shareholders’ equity attributable to equity holders		4,938,455	4,958,355
Non-controlling interest		163	206

Total shareholders’ equity		4,938,618	4,958,561

Total liabilities and shareholders’ equity		$7,441,926	$7,580,831

Commitments and contingencies [notes 8, 13]

See accompanying notes to condensed consolidated interim financial statements.

Cameco Corporation

Consolidated statements of changes in equity

	Attributable to equity holders
	Share capital	Contributed surplus	Retained earnings	Foreign currency translation	Equity investments at FVOCI	Total	Non- controlling interest	Total equity
(Unaudited)
($Cdn thousands)
Balance at January 1, 2021	$1,869,710	$237,358	$2,735,830	$103,925	$11,532	$4,958,355	$206	$4,958,561
Net loss	—	—	(41,688)	—	—	(41,688)	(38)	(41,726)
Other comprehensive income (loss)	—	—	—	(17,907)	22,209	4,302	(5)	4,297

Total comprehensive income (loss) for the period	—	—	(41,688)	(17,907)	22,209	(37,386)	(43)	(37,429)

Share-based compensation	—	2,229	—	—	—	2,229	—	2,229
Stock options exercised	25,527	(5,296)	—	—	—	20,231	—	20,231
Restricted share units released	—	(4,979)	—	—	—	(4,979)	—	(4,979)
Dividends	—	—	5	—	—	5	—	5
Transfer to retained earnings [note 17]	—	—	33,811	—	(33,811)	—	—	—

Balance at June 30, 2021	$1,895,237	$229,312	$2,727,958	$86,018	$(70)	$4,938,455	$163	$4,938,618

Balance at January 1, 2020	$1,862,749	$234,681	$2,825,596	$77,114	$(5,415)	$4,994,725	$238	$4,994,963
Net loss	—	—	(72,226)	—	—	(72,226)	(19)	(72,245)
Other comprehensive income (loss)	—	—	—	(5,069)	(1,414)	(6,483)	10	(6,473)

Total comprehensive loss for the period	—	—	(72,226)	(5,069)	(1,414)	(78,709)	(9)	(78,718)

Share-based compensation	—	3,596	—	—	—	3,596	—	3,596
Stock options exercised	383	(88)	—	—	—	295	—	295
Restricted and performance share units released	—	(2,301)	—	—	—	(2,301)	—	(2,301)
Dividends	—	—	30	—	—	30	—	30

Balance at June 30, 2020	$1,863,132	$235,888	$2,753,400	$72,045	$(6,829)	$4,917,636	$229	$4,917,865

See accompanying notes to condensed consolidated interim financial statements.

Cameco Corporation

Consolidated statements of cash flows

(Unaudited)		Three months ended		Six months ended
($Cdn thousands)	Note	Jun 30/21	Jun 30/20	Jun 30/21	Jun 30/20
Operating activities
Net loss		$(36,773)	$(52,996)	$(41,726)	$(72,245)
Adjustments for:
Depreciation and amortization		39,778	49,015	89,136	103,621
Deferred charges		(1,656)	248	967	(957)
Unrealized loss (gain) on derivatives		(9,468)	(41,560)	(18,268)	23,270
Share-based compensation	16	1,086	1,413	2,229	3,596
Gain on disposal of assets		(2)	(33)	(3)	(49)
Finance costs	11	19,966	16,975	37,647	35,912
Finance income		(2,497)	(2,347)	(3,775)	(8,152)
Share of earnings in equity-accounted investee		(1,586)	(640)	(22,203)	(14,618)
Other operating expense (income)	8	5,578	22,902	(16,207)	16,900
Other expense (income)	12	11,541	17,436	12,294	(31,424)
Income tax recovery	13	(4,970)	(14,100)	(7,001)	(7,600)
Interest received		4,388	2,586	5,463	7,730
Income taxes received (paid)		1,732	8	619	(5,665)
Dividends from equity-accounted investee		50,128	14,449	50,128	29,837
Other operating items	15	74,331	(329,715)	107,379	(214,397)

Net cash provided by (used in) operations		151,576	(316,359)	196,679	(134,241)

Investing activities
Additions to property, plant and equipment		(21,993)	(14,275)	(30,413)	(33,077)
Decrease (increase) in short-term investments		(97,944)	154,359	(92,934)	(14,986)
Decrease in long-term receivables, investments and other		23,489	—	72,220	750
Proceeds from sale of property, plant and equipment		2	32	2	75

Net cash provided by (used in) investing		(96,446)	140,116	(51,125)	(47,238)

Financing activities
Interest paid		(19,896)	(20,590)	(20,551)	(20,662)
Lease principal payments		(564)	(655)	(1,229)	(1,295)
Proceeds from issuance of shares, stock option plan		2,181	295	20,231	295
Dividends returned		—	—	5	30

Net cash used in financing		(18,279)	(20,950)	(1,544)	(21,632)

Increase (decrease) in cash and cash equivalents, during the period		36,851	(197,193)	144,010	(203,111)
Exchange rate changes on foreign currency cash balances		(2,767)	(6,228)	(4,710)	3,278
Cash and cash equivalents, beginning of period		1,023,598	1,066,019	918,382	1,062,431

Cash and cash equivalents, end of period		$1,057,682	$862,598	$1,057,682	$862,598

Cash and cash equivalents is comprised of:
Cash				626,441	524,046
Cash equivalents				431,241	338,552

Cash and cash equivalents				$1,057,682	$862,598

See accompanying notes to condensed consolidated interim financial statements.

Cameco Corporation

Notes to condensed consolidated interim financial statements

(Unaudited)

(Cdn$ thousands, except per share amounts and as noted)

1.	Cameco Corporation

Cameco Corporation is incorporated under the Canada Business Corporations Act. The address of its registered office is 2121 11th Street West, Saskatoon, Saskatchewan, S7M 1J3. The condensed consolidated interim financial statements as at and for the period ended June 30, 2021 comprise Cameco Corporation and its subsidiaries (collectively, the Company or Cameco) and the Company’s interests in associates and joint arrangements.

Cameco is one of the world’s largest providers of the uranium needed to generate clean, reliable baseload electricity around the globe. The Company has mines in northern Saskatchewan and the United States, as well as a 40% interest in Joint Venture Inkai LLP (JV Inkai), a joint arrangement with Joint Stock Company National Atomic Company Kazatomprom (Kazatomprom), located in Kazakhstan. JV Inkai is accounted for on an equity basis (see note 6).

Cameco’s Cigar Lake mine was placed in a temporary state of care and maintenance in March of 2020 due to the global COVID-19 pandemic. While production resumed in September, the mine returned to a temporary state of care and maintenance in January 2021 as a result of the pandemic. Production once again resumed in April 2021. Cameco also has two other operations in northern Saskatchewan which are in care and maintenance. Rabbit Lake was placed in care and maintenance in the second quarter of 2016 while operations at McArthur River/Key Lake were suspended indefinitely in the third quarter of 2018. Cameco’s operations in the United States, Crow Butte and Smith Ranch-Highland, are also not currently producing as the decision was made in 2016 to curtail production and defer all wellfield development. See note 18 for the financial statement impact.

The Company is also a leading provider of nuclear fuel processing services, supplying much of the world’s reactor fleet with the fuel to generate one of the cleanest sources of electricity available today. It operates the world’s largest commercial refinery in Blind River, Ontario, controls a significant portion of the world UF6 primary conversion capacity in Port Hope, Ontario and is a leading manufacturer of fuel assemblies and reactor components for CANDU reactors at facilities in Port Hope and Cobourg, Ontario. Also a result of the COVID-19 pandemic, production was temporarily suspended at the Port Hope UF6 conversion plant and at the Blind River refinery for approximately four weeks in the second quarter of 2020.

2.	Significant accounting policies

A.	Statement of compliance

These condensed consolidated interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting. The condensed consolidated interim financial statements do not include all of the information required for full annual financial statements and should be read in conjunction with Cameco’s annual consolidated financial statements as at and for the year ended December 31, 2020.

These condensed consolidated interim financial statements were authorized for issuance by the Company’s board of directors on July 27, 2021.

B.	Basis of presentation

These condensed consolidated interim financial statements are presented in Canadian dollars, which is the Company’s functional currency. All financial information is presented in Canadian dollars, unless otherwise noted. Amounts presented in tabular format have been rounded to the nearest thousand except per share amounts and where otherwise noted.

The condensed consolidated interim financial statements have been prepared on the historical cost basis except for the following material items which are measured on an alternative basis at each reporting date:

Derivative financial instruments	Fair value through profit or loss (FVTPL)
Equity securities	Fair value through other comprehensive income (FVOCI)
Liabilities for cash-settled share-based payment arrangements	Fair value through profit or loss (FVTPL)
Net defined benefit liability	Fair value of plan assets less the present value of the defined benefit obligation

The preparation of the condensed consolidated interim financial statements in conformity with International Financial Reporting Standards (IFRS) requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, revenue and expenses. Actual results may vary from these estimates.

In preparing these condensed consolidated interim financial statements, the significant judgments made by management in applying the Company’s accounting policies and key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements as at and for the year ended December 31, 2020.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in note 5 of the December 31, 2020 consolidated financial statements.

3.	Accounting standards

A.	New standards and interpretations not yet adopted

A new amendment to an existing standard is not yet effective for the period ended June 30, 2021 and has not been applied in preparing these condensed consolidated interim financial statements. Cameco does not intend to early adopt the following amendment.

i.	Income tax

In May 2021, the International Accounting Standards Board issued Deferred Tax related to Assets and Liabilities arising from a Single Transaction, which amended IAS 12, Income Taxes (IAS 12). The amendments are effective for periods beginning on or after January 1, 2023, with early adoption permitted. The amendments narrowed the scope of the recognition exemption in paragraphs 15 and 24 of IAS 12 (recognition exemption) so that it no longer applies to transactions that, on initial recognition, give rise to equal taxable and deductible temporary differences, such as leases and decommissioning liabilities. Cameco does not expect adoption of the standard to have a material impact on the financial statements.

4.	Inventories

	Jun 30/21	Dec 31/20
Uranium
Concentrate	$370,505	$579,653
Broken ore	52,323	45,387

	422,828	625,040
Fuel services	82,716	52,273
Other	1,196	3,056

Total	$506,740	$680,369

Cameco expensed $289,359,000 of inventory as cost of sales during the second quarter of 2021 (2020 - $455,562,000). For the six months ended June 30, 2021, Cameco expensed $533,629,000 of inventory as cost of sales (2020 - $714,369,000).

5.	Long-term receivables, investments and other

	Jun 30/21	Dec 31/20
Investments in equity securities [note 17](a)	$978	$43,873
Derivatives [note 17]	60,175	45,605
Investment tax credits	95,642	95,642
Amounts receivable related to tax dispute(b)	303,222	303,222
Product loan(c)	176,904	176,904
Other	1,204	5,512

	638,125	670,758
Less current portion	(39,385)	(18,716)

Net	$598,740	$652,042

(a) Cameco has designated the investments shown below as equity securities at FVOCI because these equity securities represent investments that the Company intends to hold for the long term for strategic purposes. During the first quarter, Cameco started to divest of some of these securities since holding them no longer adds value in terms of its strategic plan. There were no dividends recognized on any of these investments during the year.

	Jun 30/21	Dec 31/20
Investment in Denison Mines Corp.	$—	$20,677
Investment in UEX Corporation	—	13,005
Investment in Iso Energy Ltd.	—	6,923
Investment in GoviEx	795	2,875
Other	183	393

	$978	$43,873

(b) Cameco was required to remit or otherwise secure 50% of the cash taxes and transfer pricing penalties, plus related interest and instalment penalties assessed, in relation to its dispute with Canada Revenue Agency (CRA) (see note 13). In light of our view of the likely outcome of the case, Cameco expects to recover the amounts remitted to CRA, including cash taxes, interest and penalties totalling $303,222,000 already paid as at June 30, 2021 (December 31, 2020 - $303,222,000) (note 13).

(c) Cameco loaned 5,400,000 pounds of uranium concentrate to its joint venture partner, Orano Canada Inc., (Orano). Orano is obligated to repay us in kind with uranium concentrate no later than December 31, 2023. The loan is recorded at Cameco’s weighted average cost of inventory.

6.	Equity-accounted investee

JV Inkai is the operator of the Inkai uranium deposit located in Kazakhstan. JV Inkai is a uranium mining and milling operation that utilizes in-situ recovery (ISR) technology to extract uranium. The participants in JV Inkai purchase uranium from Inkai and, in turn, derive revenue directly from the sale of such product to third-party customers (see note 19). Cameco holds a 40% interest in JV Inkai and Kazatomprom holds a 60% interest. Cameco does not have control over the joint venture so it accounts for the investment on an equity basis.

The following tables summarize the financial information of JV Inkai (100%):

	Jun 30/21	Dec 31/20
Cash and cash equivalents	$14,548	$47,539
Other current assets	91,920	115,647
Non-current assets	325,642	343,767
Current liabilities	(18,729)	(26,397)
Non-current liabilities	(38,267)	(39,991)

Net assets	$375,114	$440,565

	Three months ended		Six months ended
	Jun 30/21	Jun 30/20	Jun 30/21	Jun 30/20
Revenue from products and services	$51,122	$2,003	$72,828	$67,482
Cost of products and services sold	(8,961)	(1,079)	(13,655)	(21,302)
Depreciation and amortization	(3,738)	(9)	(5,666)	(7,575)
Finance income	105	93	144	188
Finance costs	(191)	(280)	(412)	(576)
Other expense	(4,898)	(3,593)	(6,762)	(2,536)
Income tax recovery (expense)	(6,680)	3,255	(9,578)	(20,410)

Net earnings from continuing operations	$26,759	$390	$36,899	$15,271
Other comprehensive income	—	—	—	—

Total comprehensive income	$26,759	$390	$36,899	$15,271

The following table reconciles the summarized financial information to the carrying amount of Cameco’s interest in JV Inkai:

	Jun 30/21	Dec 31/20
Opening net assets	$440,565	$442,074
Total comprehensive income	36,899	113,661
Dividends declared	(85,198)	(64,456)
Impact of foreign exchange	(17,152)	(50,714)

Closing net assets	375,114	440,565
Cameco’s share of net assets	150,046	176,226
Consolidating adjustments(a)	(31,957)	(38,975)
Fair value increment(b)	88,418	89,184
Dividends in excess of ownership percentage(c)	(22,085)	(9,669)
Impact of foreign exchange	1,495	2,922

Carrying amount in the statement of financial position at June 30, 2021	$185,917	$219,688

(a) Cameco records certain consolidating adjustments to eliminate unrealized profit and amortize historical differences in accounting policies. This amount is amortized to earnings over units of production.

(b) Upon restructuring, Cameco assigned fair values to the assets and liabilities of JV Inkai. This increment is amortized to earnings over units of production.

(c) Cameco’s share of dividends follows its production purchase entitlements which is currently higher than its ownership interest.

7.	Other liabilities

	Jun 30/21	Dec 31/20
Deferred sales	$23,672	$14,382
Derivatives [note 17]	1,034	4,733
Accrued pension and post-retirement benefit liability	92,989	91,729
Lease obligation [note 17]	6,364	7,951
Product loans(a)	13,828	6,045
Other	54,731	67,838

	192,618	192,678
Less current portion	(7,389)	(26,119)

Net	$185,229	$166,559

(a) Cameco has standby product loan facilities with various counterparties. The arrangements allow us to borrow up to 1,977,000 kgU of UF6 conversion services and 2,606,000 pounds of U3O8 over the period 2020 to 2023 with repayment in kind up to December 31, 2023. Under the facilities, standby fees of up to 1% are payable based on the market value of the facilities and interest is payable on the market value of any amounts drawn at rates ranging from 0.5% to 1.6%. At June 30, 2021, we have 1,103,000 kgU of UF6 conversion services drawn on the loans with repayment due no later than December 31, 2022. The loans are recorded at Cameco’s weighted average cost of inventory.

8.	Provisions

	Reclamation	Waste disposal	Total
Beginning of year	$1,189,600	$9,322	$1,198,922
Changes in estimates and discount rates
Capitalized in property, plant, and equipment	(73,123)	—	(73,123)
Recognized in earnings	(16,207)	(133)	(16,340)
Provisions used during the period	(7,464)	(69)	(7,533)
Unwinding of discount	10,195	21	10,216
Impact of foreign exchange	(9,034)	—	(9,034)

End of period	$1,093,967	$9,141	$1,103,108

Current	36,027	2,408	38,435
Non-current	1,057,940	6,733	1,064,673

	$1,093,967	$9,141	$1,103,108

9.	Share capital

At June 30, 2021, there were 397,752,770 common shares outstanding. Options in respect of 3,773,796 shares are outstanding under the stock option plan and are exercisable up to 2027. For the quarter ended June 30, 2021, there were 119,765 options that were exercised resulting in the issuance of shares (2020 - 26,033). For the six months ended June 30, 2021, there were 1,490,029 options exercised that resulted in the issuance of shares (2020 - 26,033).

10.	Revenue

Cameco’s uranium and fuel services sales contracts with customers contain both fixed and market-related pricing. Fixed-price contracts are typically based on a term-price indicator at the time the contract is accepted and escalated over the term of the contract. Market-related contracts are based on either the spot price or long-term price, and the price is quoted at the time of delivery rather than at the time the contract is accepted. These contracts often include a floor and/or ceiling prices, which are usually escalated over the term of the contract. Escalation is generally based on a consumer price index. The Company’s contracts contain either one of these pricing mechanisms or a combination of the two. There is no variable consideration in the contracts and therefore no revenue is considered constrained at the time of delivery. Cameco expenses the incremental costs of obtaining a contract as incurred as the amortization period is less than a year.

The following tables summarize Cameco’s sales disaggregated by geographical region and contract type and includes a reconciliation to Cameco’s reportable segments (note 18):

For the three months ended June 30, 2021

	Uranium	Fuel services	Other	Total
Customer geographical region
Americas	$147,778	$73,260	$4,048	$225,086
Europe	23,843	24,287	2,945	51,075
Asia	80,549	2,495	—	83,044

	$252,170	$100,042	$6,993	$359,205

Contract type
Fixed-price	$53,519	$95,138	$6,993	$155,650
Market-related	198,651	4,904	—	203,555

	$252,170	$100,042	$6,993	$359,205

For the three months ended June 30, 2020

	Uranium	Fuel services	Other	Total
Customer geographical region
Americas	$193,138	$50,829	$7,637	$251,604
Europe	76,827	37,377	—	114,204
Asia	155,660	3,826	—	159,486

	$425,625	$92,032	$7,637	$525,294

Contract type
Fixed-price	$69,822	$90,327	$4,316	$164,465
Market-related	355,803	1,705	3,321	360,829

	$425,625	$92,032	$7,637	$525,294

For the six months ended June 30, 2021

	Uranium	Fuel services	Other	Total
Customer geographical region
Americas	$285,142	$142,364	$4,939	$432,445
Europe	71,841	38,209	2,945	112,995
Asia	100,252	3,529	—	103,781

	$457,235	$184,102	$7,884	$649,221

Contract type
Fixed-price	$130,095	$179,198	$7,884	$317,177
Market-related	327,140	4,904	—	332,044

	$457,235	$184,102	$7,884	$649,221

For the six months ended June 30, 2020

	Uranium	Fuel services	Other	Total
Customer geographical region
Americas	$303,914	$103,840	$7,676	$415,430
Europe	180,783	76,092	3,331	260,206
Asia	189,191	6,019	—	195,210

	$673,888	$185,951	$11,007	$870,846

Contract type
Fixed-price	$161,251	$184,246	$7,686	$353,183
Market-related	512,637	1,705	3,321	517,663

	$673,888	$185,951	$11,007	$870,846

11.	Finance costs

	Three months ended		Six months ended
	Jun 30/21	Jun 30/20	Jun 30/21	Jun 30/20
Interest on long-term debt	$9,868	$10,579	$19,667	$21,151
Unwinding of discount on provisions	6,159	3,001	10,216	8,022
Other charges	3,939	3,395	7,764	6,739

Total	$19,966	$16,975	$37,647	$35,912

12.	Other income (expense)

	Three months ended		Six months ended
	Jun 30/21	Jun 30/20	Jun 30/21	Jun 30/20
Foreign exchange gains (losses)	(11,541)	(17,437)	(12,294)	31,423
Government assistance(a)	9,308	—	21,167	—
Other	—	1	—	202

Total	$(2,233)	$(17,436)	$8,873	$31,625

(a) In response to the negative economic impact of COVID-19, the Government of Canada announced the Canada Emergency Wage Subsidy program (CEWS). CEWS provides a subsidy on eligible remuneration based on certain criteria. In 2021, the Company qualified for the subsidy for the periods January through June. There are no unfulfilled conditions and other contingencies attached to this government assistance. Given new eligibility criteria that was recently introduced, Cameco has not yet determined whether it will apply for the CEWS in subsequent application periods.

13.	Income taxes

	Three months ended		Six months ended
	Jun 30/21	Jun 30/20	Jun 30/21	Jun 30/20
Earnings (loss) before income taxes
Canada	$(18,284)	$(51,638)	$2,932	$(29,945)
Foreign	(23,459)	(15,458)	(51,659)	(49,900)

	$(41,743)	$(67,096)	$(48,727)	$(79,845)

Current income taxes (recovery)
Canada	$(501)	$(600)	$(722)	$(1,219)
Foreign	444	(13)	389	523

	$(57)	$(613)	$(333)	$(696)
Deferred income taxes (recovery)
Canada	$(5,096)	$(12,895)	$(6,371)	$(10,288)
Foreign	183	(592)	(297)	3,384

	$(4,913)	$(13,487)	$(6,668)	$(6,904)

Income tax recovery	$(4,970)	$(14,100)	$(7,001)	$(7,600)

Cameco has recorded $940,079,000 of deferred tax assets (December 31, 2020 - $936,678,000). The realization of these deferred tax assets is dependent upon the generation of future taxable income in certain jurisdictions during the periods in which the Company’s temporary tax differences are available. The Company considers whether it is probable that all or a portion of the deferred tax assets will not be realized. In making this assessment, management considers all available evidence, including recent financial operations, projected future taxable income and tax planning strategies. Based on projections of future taxable income over the periods in which the deferred tax assets are available, realization of these deferred tax assets is probable and consequently the deferred tax assets have been recorded.

Canada

On February 18, 2021, the Supreme Court of Canada (Supreme Court) dismissed Canada Revenue Agency’s (CRA) application for leave to appeal the June 26, 2020 decision of the Federal Court of Appeal (Court of Appeal). The dismissal means that the dispute for the 2003, 2005 and 2006 tax years is fully and finally resolved in the Company’s favour.

In September 2018, the Tax Court of Canada (Tax Court) ruled that the marketing and trading structure involving foreign subsidiaries, as well as the related transfer pricing methodology used for certain intercompany uranium sales and purchasing agreements, were in full compliance with Canadian law for the tax years in question. Management believes the principles in the decision apply to all subsequent tax years, and that the ultimate resolution of those years will not be material to Cameco’s financial position, results of operations or liquidity in the year(s) of resolution.

The total tax reassessed for the three tax years was $11,000,000, and Cameco remitted 50%. Therefore, Cameco expects to receive refunds totaling about $5,500,000 plus interest.

In addition, on April 30, 2019, the Tax Court awarded Cameco $10,300,000 for legal fees incurred, plus an amount for disbursements of up to $16,700,000. The amount of the award was recognized as a reduction of administration expense in the first quarter of 2021.

If CRA continues to pursue reassessments for tax years subsequent to 2006, Cameco will continue to utilize its appeal rights under Canadian federal and provincial tax rules.

14.	Per share amounts

Per share amounts have been calculated based on the weighted average number of common shares outstanding during the period. The weighted average number of paid shares outstanding in 2021 was 397,355,123 (2020 - 395,805,599).

	Three months ended		Six months ended
	Jun 30/21	Jun 30/20	Jun 30/21	Jun 30/20
Basic loss per share computation
Net loss attributable to equity holders	$(36,759)	$(53,002)	$(41,688)	$(72,226)
Weighted average common shares outstanding	397,671	395,813	397,355	395,806

Basic loss per common share	$(0.09)	$(0.13)	$(0.10)	$(0.18)

Diluted loss per share computation
Net loss attributable to equity holders	$(36,759)	$(53,002)	$(41,688)	$(72,226)
Weighted average common shares outstanding	397,671	395,813	397,355	395,806
Dilutive effect of stock options	—	—	—	—

Weighted average common shares outstanding, assuming dilution	397,671	395,813	397,355	395,806

Diluted loss per common share	$(0.09)	$(0.13)	$(0.10)	$(0.18)

15.	Statements of cash flows

	Three months ended		Six months ended
	Jun 30/21	Jun 30/20	Jun 30/21	Jun 30/20
Changes in non-cash working capital:
Accounts receivable	$(7,250)	$(6,008)	$(16,134)	$107,321
Inventories	62,575	(348,341)	183,038	(364,120)
Supplies and prepaid expenses	(9,622)	(12,622)	(11,206)	(10,727)
Accounts payable and accrued liabilities	38,827	27,679	(29,279)	42,111
Reclamation payments	(4,196)	(1,097)	(7,533)	(11,465)
Other	(6,003)	10,674	(11,507)	22,483

Other operating items	$74,331	$(329,715)	$107,379	$(214,397)

16.	Share-based compensation plans

A.	Stock option plan

The Company has established a stock option plan under which options to purchase common shares may be granted to employees of Cameco. Options granted under the stock option plan have an exercise price of not less than the closing price quoted on the Toronto Stock Exchange (TSX) for the common shares of Cameco on the trading day prior to the date on which the option is granted. The options carry vesting periods of one to three years, and expire eight years from the date granted.

The aggregate number of common shares that may be issued pursuant to the Cameco stock option plan shall not exceed 43,017,198 of which 29,830,327 shares have been issued.

B.	Executive performance share unit (PSU)

The Company has established a PSU plan whereby it provides each plan participant an annual grant of PSUs in an amount determined by the board. Each PSU represents one phantom common share that entitles the participant to a payment of one Cameco common share purchased on the open market, or cash with an equivalent market value, at the participant’s discretion provided they have met their ownership requirements, at the end of each three-year period if certain performance and vesting criteria have been met. The final value of the PSUs will be based on the value of Cameco common shares at the end of the three-year period and the number of PSUs that ultimately vest. During the vesting period, dividend equivalents accrue to the participants in the form of additional share units as of each normal cash dividend payment date of Cameco’s common shares. Vesting of PSUs at the end of the three-year period is based on Cameco’s ability to meet its annual operating targets and whether the participating executive remains employed by Cameco at the end of the three-year vesting period. Prior to 2020, total shareholder return over three years was also a vesting condition. If the participant elects a cash payout, the redemption amount will be based on the volume-weighted average trading price of Cameo’s common shares on March 1 or, if March 1 is not a trading day, on the first trading day following March 1. As of June 30, 2021, the total number of PSUs held by the participants was 1,491,331 (December 31, 2020 - 1,720,636).

C.	Restricted share unit (RSU)

The Company has established an RSU plan whereby it provides each plan participant an annual grant of RSUs in an amount determined by the board. Each RSU represents one phantom common share that entitles the participant to a payment of one Cameco common share purchased on the open market, or cash with an equivalent market value, at the board’s discretion. The RSUs carry vesting periods of one to three years, and the final value of the units will be based on the value of Cameco common shares at the end of the vesting periods. In addition, certain eligible participants have a single vesting date on the third anniversary of the date of the grant. These same participants, if they have met or are not subject to share ownership requirements, may elect to have their award paid as a lump sum cash amount. During the vesting period, dividend equivalents accrue to the participants in the form of additional share units as of each normal cash dividend payment date of Cameco’s common shares. As of June 30, 2021, the total number of RSUs held by the participants was 1,089,368 (December 31, 2020 - 927,462).

Equity-settled plans

Cameco records compensation expense under its equity-settled plans with an offsetting credit to contributed surplus, to reflect the estimated fair value of units granted to employees. During the period, the Company recognized the following expenses under these plans:

	Three months ended		Six months ended
	Jun 30/21	Jun 30/20	Jun 30/21	Jun 30/20
Stock option plan	$61	$197	$228	$583
Performance share unit plan	304	554	599	1,620
Restricted share unit plan	721	662	1,402	1,393

	$1,086	$1,413	$2,229	$3,596

The fair value of RSUs granted was determined based on their intrinsic value on the date of grant.

The inputs used in the measurement of the fair value at grant date of the equity-settled share-based payment plan were as follows:

RSU
Number of options granted	168,496
Average strike price	$20.25
Expected forfeitures	11%
Weighted average grant date fair values	$20.25

Cash-settled plans

During the period, the Company recognized the following expenses under these plans:

	Three months ended		Six months ended
	Jun 30/21	Jun 30/20	Jun 30/21	Jun 30/20
Performance share unit plan	$6,345	$5,621	$12,564	$8,553
Restricted share unit plan	1,682	497	2,981	584

	$8,027	$6,118	$15,545	$9,137

The fair value of the units granted through the PSU plan was determined based on Monte Carlo simulation and the fair value of RSUs granted was determined based on their intrinsic value on the date of grant. Expected volatility was estimated by considering historic average share price volatility.

The inputs used in the measurement of the fair values of the cash-settled share-based payment plans at the grant and reporting dates were as follows:

	PSU		RSU
	Grant date	Reporting date	Grant date	Reporting date
	Mar 1/21	Jun 30/21	Mar 1/21	Jun 30/21
Number of units	369,110	1,491,331	245,530	670,706
Expected vesting	92%	111%	—	—
Expected volatility(a)	—	59%	—	—
Risk-free interest rate(a)	—	0.2%	—	—
Expected life of option	3.0 years	1.4 years	3.0 years	2.0 years
Expected forfeitures	10%	5%	10%	10%
Weighted average measurement date fair values	$18.61	$26.30	$20.25	$23.76

(a) During the first quarter of 2020, the vesting conditions of the PSU plan were amended such that total shareholder return is no longer included for new grants. Due to this change, expected volatility and the risk-free interest rate will no longer be considered in calculating the fair value of new grants.

17.	Financial instruments and related risk management

A.	Accounting classifications

The following tables summarize the carrying amounts and accounting classifications of Cameco’s financial instruments at the reporting date:

At June 30, 2021

	FVTPL	Amortized cost	FVOCI - designated	Total
Financial assets
Cash and cash equivalents(a)	$—	$1,057,682	$—	$1,057,682
Short-term investments	—	117,919	—	117,919
Accounts receivable	—	216,076	—	216,076
Derivative assets [note 5]
Foreign currency contracts	60,175	—	—	60,175
Investments in equity securities [note 5](b)	—	—	978	978

	60,175	1,391,677	978	1,452,830

Financial liabilities
Accounts payable and accrued liabilities	—	210,649	—	210,649
Lease obligation [note 7]	—	6,364	—	6,364
Derivative liabilities [note 7]
Foreign currency contracts	1,034	—	—	1,034
Long-term debt	—	995,889	—	995,889

	1,034	1,212,902	—	1,213,936

Net	59,141	178,775	978	238,894

At December 31, 2020

	FVTPL	Amortized cost	FVOCI - designated	Total
Financial assets
Cash and cash equivalents	$—	$918,382	$—	$918,382
Short-term investments	—	24,985	—	24,985
Accounts receivable	—	204,980	—	204,980
Derivative assets [note 5]
Foreign currency contracts	45,605	—	—	45,605
Investments in equity securities [note 5]	—	—	43,873	43,873

	$45,605	$1,148,347	$43,873	$1,237,825

Financial liabilities
Accounts payable and accrued liabilities	$—	$233,649	$—	$233,649
Lease obligation [note 7]	—	7,951	—	7,951
Derivative liabilities [note 7]
Foreign currency contracts	4,733	—	—	4,733
Long-term debt	—	995,541	—	995,541

	4,733	1,237,141	—	1,241,874

Net	$40,872	$(88,794)	$43,873	$(4,049)

(a) Cameco has pledged $188,434,000 of cash as security against certain of its letter of credit facilities. This cash is being used as collateral for an interest rate reduction on the letter of credit facilities. The collateral account has a term of five years effective July 1, 2018. Cameco retains full access to this cash.

(b) During the year, Cameco divested of certain of its investments in equity securities. The fair value at the date of derecognition and the cumulative gain or loss on disposal for the six months ended June 30, 2021 were as follows:

	Fair Value	Gain (loss)
Investment in Denison Mines Corp.	$34,827	$15,257
Investment in UEX Corporation	19,605	8,758
Investment in Iso Energy Ltd.	10,756	8,078
Investment in GoviEx	2,913	2,468
Other	265	(750)

	$68,366	$33,811

The gains are presented net of tax. Cameco has elected to transfer these cumulative net gains from equity investments at FVOCI to retained earnings in the statement of changes in equity.

B.	Fair value hierarchy

The fair value of an asset or liability is generally estimated as the amount that would be received on sale of an asset, or paid to transfer a liability in an orderly transaction between market participants at the reporting date. Fair values of assets and liabilities traded in an active market are determined by reference to last quoted prices, in the principal market for the asset or liability. In the absence of an active market for an asset or liability, fair values are determined based on market quotes for assets or liabilities with similar characteristics and risk profiles, or through other valuation techniques. Fair values determined using valuation techniques require the use of inputs, which are obtained from external, readily observable market data when available. In some circumstances, inputs that are not based on observable data must be used. In these cases, the estimated fair values may be adjusted in order to account for valuation uncertainty, or to reflect the assumptions that market participants would use in pricing the asset or liability.

All fair value measurements are categorized into one of three hierarchy levels, described below, for disclosure purposes. Each level is based on the transparency of the inputs used to measure the fair values of assets and liabilities:

Level 1 – Values based on unadjusted quoted prices in active markets that are accessible at the reporting date for identical assets or liabilities.

Level 2 – Values based on quoted prices in markets that are not active or model inputs that are observable either directly or indirectly for substantially the full term of the asset or liability.

Level 3 – Values based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement.

When the inputs used to measure fair value fall within more than one level of the hierarchy, the level within which the fair value measurement is categorized is based on the lowest level input that is significant to the fair value measurement in its entirety.

The following tables summarize the carrying amounts and fair values of Cameco’s financial instruments that are measured at fair value, including their levels in the fair value hierarchy:

As at June 30, 2021

		Fair value
	Carrying value	Level 1	Level 2	Total
Derivative assets [note 5] Foreign currency contracts	$60,175	$—	$60,175	$60,175
Investments in equity securities [note 5]	978	978	—	978
Derivative liabilities [note 7] Foreign currency contracts	(1,034)	—	(1,034)	(1,034)
Long-term debt	(995,889)	—	(1,123,077)	(1,123,077)

Net	$(935,770)	$978	$(1,063,936)	$(1,062,958)

As at December 31, 2020

		Fair value
	Carrying value	Level 1	Level 2	Total
Derivative assets [note 5] Foreign currency contracts	$45,605	$—	$45,605	$45,605
Investments in equity securities [note 5]	43,873	43,873	—	43,873
Derivative liabilities [note 7] Foreign currency contracts	(4,733)	—	(4,733)	(4,733)
Long-term debt	(995,541)	—	(1,173,280)	(1,173,280)

Net	$(910,796)	$43,873	$(1,132,408)	$(1,088,535)

The preceding tables exclude fair value information for financial instruments whose carrying amounts are a reasonable approximation of fair value. The carrying value of Cameco’s cash and cash equivalents, short-term investments, accounts receivable, and accounts payable and accrued liabilities approximates its fair value as a result of the short-term nature of the instruments.

There were no transfers between level 1 and level 2 during the period. Cameco does not have any financial instruments that are classified as level 3 as of the reporting date.

C.	Financial instruments measured at fair value

Cameco measures its derivative financial instruments, material investments in equity securities and long-term debt at fair value. Investments in publicly held equity securities are classified as a recurring level 1 fair value measurement while derivative financial instruments and current and long-term debt are classified as recurring level 2 fair value measurements.

The fair value of investments in equity securities is determined using quoted share prices observed in the principal market for the securities as of the reporting date. The fair value of Cameco’s long-term debt is determined using quoted market yields as of the reporting date, which ranged from 0.6% to 1.7% (2020 - 0.3% to 1.1%).

Foreign currency derivatives consist of foreign currency forward contracts, options and swaps. The fair value of foreign currency options is measured based on the Black Scholes option-pricing model. The fair value of foreign currency forward contracts and swaps is measured using a market approach, based on the difference between contracted foreign exchange rates and quoted forward exchange rates as of the reporting date.

Interest rate derivatives consist of interest rate swap contracts. The fair value of interest rate swaps is determined by discounting expected future cash flows from the contracts. The future cash flows are determined by measuring the difference between fixed interest payments to be received and floating interest payments to be made to the counterparty based on Canada Dealer Offer Rate forward interest rate curves.

Where applicable, the fair value of the derivatives reflects the credit risk of the instrument and includes adjustments to take into account the credit risk of the Company and counterparty. These adjustments are based on credit ratings and yield curves observed in active markets at the reporting date.

D.	Derivatives

Cameco’s non-hedge derivatives consist of foreign currency contracts. The following table summarizes the classification on the consolidated statements of financial position:

	Jun 30/21	Dec 31/20
Classification:
Current portion of long-term receivables, investments and other [note 5]	$30,585	$16,466
Long-term receivables, investments and other [note 5]	29,590	29,139
Current portion of other liabilities [note 7]	(230)	(1,658)
Other liabilities [note 7]	(804)	(3,075)

Net	$59,141	$40,872

The following table summarizes the different components of the gain (loss) on derivatives included in net earnings (loss):

	Three months ended		Six months ended
	Jun 30/21	Jun 30/20	Jun 30/21	Jun 30/20
Non-hedge derivatives:
Foreign currency contracts	$14,554	$38,848	$23,260	$(31,446)
Interest rate contracts	—	888	—	5,836

Net	$14,554	$39,736	$23,260	$(25,610)

18. Segmented information

Cameco has two reportable segments: uranium and fuel services. Cameco’s reportable segments are strategic business units with different products, processes and marketing strategies. The uranium segment involves the exploration for, mining, milling, purchase and sale of uranium concentrate. The fuel services segment involves the refining, conversion and fabrication of uranium concentrate and the purchase and sale of conversion services.

Cost of sales in the uranium segment includes care and maintenance costs for our operations that have had production suspensions. Cameco expensed $48,668,000 of care and maintenance costs during the second quarter of 2021 (2020 - $63,241,000). For the six months ended June 30, 2021, Cameco expensed $121,178,000 (2020 - $100,049,000). Included in these amounts are $7,789,000 for the quarter and $40,359,000 for the six months ended June 30, 2021 relating to care and maintenance costs for operations suspended as a result of COVID-19. Also included in cost of sales as a result of the Cigar Lake production suspension, is the impact of increased purchasing activity at a higher cost than produced pounds.

Cost of sales in the fuel services segment also includes care and maintenance costs for our operations that have had production suspensions as a result of COVID-19. Cameco expensed $8,992,000 in the second quarter of 2020.

Accounting policies used in each segment are consistent with the policies outlined in the summary of significant accounting policies. Segment revenues, expenses and results include transactions between segments incurred in the ordinary course of business. These transactions are priced on an arm’s length basis, are eliminated on consolidation and are reflected in the “other” column.

Business segments

For the three months ended June 30, 2021

	Uranium	Fuel services	Other	Total
Revenue	$252,170	$100,042	$6,993	$359,205
Expenses
Cost of products and services sold	250,392	54,405	2,622	307,419
Depreciation and amortization	27,947	9,773	2,058	39,778

Cost of sales	278,339	64,178	4,680	347,197

Gross profit (loss)	(26,169)	35,864	2,313	12,008
Administration	—	—	39,762	39,762
Exploration	1,739	—	—	1,739
Research and development	—	—	3,112	3,112
Other operating expense (income)	5,891	(313)	—	5,578
Gain on disposal of assets	(2)	—	—	(2)
Finance costs	—	—	19,966	19,966
Gain on derivatives	—	—	(14,554)	(14,554)
Finance income	—	—	(2,497)	(2,497)
Share of earnings from equity-accounted investee	(1,586)	—	—	(1,586)
Other expense	—	—	2,233	2,233

Earnings (loss) before income taxes	(32,211)	36,177	(45,709)	(41,743)
Income tax recovery				(4,970)

Net loss				$(36,773)

For the three months ended June 30, 2020

	Uranium	Fuel services	Other	Total
Revenue	$425,625	$92,032	$7,637	$525,294
Expenses
Cost of products and services sold	423,984	59,959	6,411	490,354
Depreciation and amortization	35,688	8,317	5,010	49,015

Cost of sales	459,672	68,276	11,421	539,369

Gross profit (loss)	(34,047)	23,756	(3,784)	(14,075)
Administration	—	—	35,947	35,947
Exploration	2,095	—	—	2,095
Research and development	—	—	421	421
Other operating expense	22,902	—	—	22,902
Gain on disposal of assets	(32)	(1)	—	(33)
Finance costs	—	—	16,975	16,975
Gain on derivatives	—	—	(39,736)	(39,736)
Finance income	—	—	(2,346)	(2,346)
Share of earnings from equity-accounted investee	(640)	—	—	(640)
Other expense	—	—	17,436	17,436

Earnings (loss) before income taxes	(58,372)	23,757	(32,481)	(67,096)
Income tax recovery				(14,100)

Net loss				$(52,996)

For the six months ended June 30, 2021

	Uranium	Fuel services	Other	Total
Revenue	$457,235	$184,102	$7,884	$649,221
Expenses
Cost of products and services sold	483,463	102,787	1,631	587,881
Depreciation and amortization	64,974	18,100	6,062	89,136

Cost of sales	548,437	120,887	7,693	677,017

Gross profit (loss)	(91,202)	63,215	191	(27,796)
Administration	—	—	50,961	50,961
Exploration	3,053	—	—	3,053
Research and development	—	—	3,591	3,591
Other operating income	(15,894)	(313)	—	(16,207)
Gain on disposal of assets	(2)	(1)	—	(3)
Finance costs	—	—	37,647	37,647
Gain on derivatives	—	—	(23,260)	(23,260)
Finance income	—	—	(3,775)	(3,775)
Share of earnings from equity-accounted investee	(22,203)	—	—	(22,203)
Other income	—	—	(8,873)	(8,873)

Earnings (loss) before income taxes	(56,156)	63,529	(56,100)	(48,727)
Income tax recovery				(7,001)

Net loss				$(41,726)

For the six months ended June 30, 2020

	Uranium	Fuel services	Other	Total
Revenue	$673,888	$185,951	$11,007	$870,846
Expenses
Cost of products and services sold	625,125	113,322	7,415	745,862
Depreciation and amortization	77,932	19,211	6,478	103,621

Cost of sales	703,057	132,533	13,893	849,483

Gross profit (loss)	(29,169)	53,418	(2,886)	21,363
Administration	—	—	69,658	69,658
Exploration	6,397	—	—	6,397
Research and development	—	—	1,175	1,175
Other operating expense	16,900	—	—	16,900
Gain on disposal of assets	(44)	(5)	—	(49)
Finance costs	—	—	35,912	35,912
Loss on derivatives	—	—	25,610	25,610
Finance income	—	—	(8,152)	(8,152)
Share of earnings from equity-accounted investee	(14,618)	—	—	(14,618)
Other income	(201)	—	(31,424)	(31,625)

Earnings (loss) before income taxes	(37,603)	53,423	(95,665)	(79,845)
Income tax recovery				(7,600)

Net loss				$(72,245)

19.	Related parties

Cameco purchases uranium concentrate from JV Inkai. For the quarter ended June 30, 2021, Cameco had purchases from JV Inkai of $50,621,000 ($40,404,000 (US)) (2020 - $314,000 ($225,000 (US))). For the six month period ended June 30, 2021, purchases were $50,621,000 ($40,404,000 (US)) (2020 - $19,199,000 ($14,566,000 (US))).